Exhibit 99.1

Eco Wave Power’s Share Repurchase Program is Approved by the Company’s
Shareholders At the 2023 Annual General Meeting

Stockholm, Sweden (July 6, 2023) – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading, publicly traded onshore wave energy company, is pleased to announce that its intention to set up a share repurchase program to repurchase American Depositary Shares corresponding to up to 10 percent of the total number of shares in the Company, which is the maximum amount permitted by the Swedish Law, was approved by Eco Wave Power’s shareholders at the 2023 Annual General Meeting (the “AGM”).

The AGM resolved on an authorization for the board of directors to resolve on purchases of the Company’s own shares in accordance with the following main terms:

1.	Share repurchases may be made only on the Nasdaq Capital Market or any other regulated market.

2.	The authorization may be exercised on one or more occasions before the 2024 annual general meeting.

3.	The maximum number of own shares that may be repurchased so that the Company’s holding of shares at any given time does not exceed 10 percent of the total number of shares in the Company.

4.	Repurchases of the Company’s own shares on the Nasdaq Capital Market may only be made at a price within the range of the highest purchase price and lowest selling price at any given time.

5.	Payment for the shares shall be made in cash.

The authorization for the repurchase is conditional on necessary permits being obtained from the Swedish Financial Supervisory Authority (the “SFSA”) in accordance with Chapter 19 of the Swedish Companies Act. Such permit is limited in time and conditional on the SFSA’s assessment of the Nasdaq Capital Market as an equivalent of a regulated market as defined in the Swedish Securities Market Act.

“We would like to thank our shareholders for approving the Share Repurchase Program, and our legal advisors have already contacted SFSA to commence the regulatory approval process. We believe that our shares buyback program will allow our leadership to have a greater scope to act and the opportunity to improve the Company’s capital structure, driving greater shareholder value and improving the investment value of our company,” said Eco Wave Power’s Founder and Chief Executive Officer Inna Braverman.

Repurchases will be made in accordance with the Swedish Companies Act and applicable U.S. securities laws and regulations under the U.S. Securities Exchange Act of 1934, as amended. The timing, manner, and amount of any repurchase will be determined by the Company’s management based on its evaluation of business, market, and economic conditions, corporate and regulatory requirements, and other considerations.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For media inquiries, please contact:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the share repurchase plan and the Company’s ability to implement it, including receipt of the Swedish Financial Supervisory Authority’s approval and the Company’s belief that share repurchase program will allow its leadership to have a greater scope to act and the opportunity to improve the Company’s capital structure, driving greater shareholder value and improving the investment value of the Company. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 27, 2023, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.